Mail Stop 4561

July 1, 2008

Mr. Patrick Carroll
Chief Financial Officer
The Lexington Master Limited Partnership
One Penn Plaza, Suite 4015
New York, NY 10119-4015

      Re: **The Lexington Master Limited Partnership**
                Form 10-K for the fiscal year ended December 31, 2007
                File No. 0-50268

Dear Mr. Carroll:

We have reviewed your response letter dated June 10, 2008 and have the following additional comment.   Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

3 Real Estate Investments and Lease Intangibles, page 63 and 64

1. We have reviewed your response to comment number 3. Please tell us how management determined that this transaction was deemed to be an acquisition of net-lease real estate properties as opposed to a business combination. Please cite the appropriate accounting literature relied upon.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief